FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY NETFLIX, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WARNER BROS. DISCOVERY, INC.

COMMISSION FILE NO. 001-34177

Our Deal With Warner Bros.

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Take 5 aims to give employees clarity and understanding around strategic bets/issues, and a heads up on important news in roughly a five-minute read. Internal only.

OUR DEAL WITH WARNER BROS

By: Greg Peters and Ted Sarandos

As news around our deal with Warner Bros. continued this week, we wanted to keep you as informed as we can. Our position hasn’t changed: we strongly believe that Netflix and Warner Bros. joining forces will offer consumers more choice and value, allow the creative community to reach even more audiences with our combined distribution, and fuel our long-term growth. We made this deal because their deep portfolio of iconic franchises, expansive library, and strong studio capabilities will complement—not duplicate—our existing business.

This is going to be a complex process over the next year or so and there’s a lot we won’t be able to share, but we did want to give you our thoughts on some of the most pressing questions we’ve heard since we connected last week.

How do we feel about Paramount’s hostile bid? It was entirely expected. But, we have a solid deal in place. It’s great for our shareholders, great for consumers, and a strong way to create and protect jobs in the industry. We’re confident we’ll get it over the finish line—and we’re genuinely excited about what’s ahead.

Are we confident regulators will approve? We believe in this deal—in the value it creates— and we’re confident we’ll get the approvals we need to make it happen. The fundamentals are clear: this deal is pro-consumer, pro-innovation, pro-worker, pro-creator, and pro-growth. Also, if you look at it through the lens of Nielsen data, even after combining with Warner Bros., our view share would only move from 8% to 9% in the US—still well behind YouTube (13%) and a potential Paramount/WBD combination (14%). We believe the facts speak for themselves, and we’re fully prepared to put ourselves in a strong position for approval.

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Will we preserve theatrical releases as part of WBD’s distribution model? Yes—we’re fully committed to releasing Warner Bros. movies in theaters, just as they do today. Theatrical is an important part of their business and legacy, and we don’t want to change what makes Warner Bros. so valuable. If this deal had happened two years ago, hits like Minecraft and Superman would still have premiered on the big screen as they did—and that’s how we plan to keep it. We haven’t prioritized theatrical in the past because that wasn’t our business at Netflix. When this deal closes, we will be in that business.

Some feel this is the end of Hollywood. What’s our response to that? This is something that we’ve heard for a long time—including when we started the streaming business. Our stance then and now is the same—we see this as a win for the entertainment industry, not the end of it. This deal is about growth: Warner Bros. brings businesses and capabilities we don’t have, so there’s no overlap or studio closures. We’re strengthening one of Hollywood’s most iconic studios, supporting jobs, and ensuring a healthy future for film and TV production.

What’s next? We’ve got a small but mighty team of experts working on this so the rest of us can stay focused on the big 2026 ambitions we’ve established for our business. We’ve got huge potential still ahead of us—even before we factor in Warner Bros.—so our focus should remain on realizing that potential based on our organic growth. We know that’s easier said than done with all the headlines and speculation, but continuing to deliver for our members is the best thing we can focus on.

Where is the best place to follow along? As a reminder, Take 5 is for employees only. We’ve launched a public site as our source of truth for external audiences—which will be updated further—and it’s a resource you can share with friends and family who might have their own questions. You can also listen to our UBS webcast from earlier this week.

-Greg and Ted

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NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Netflix, Inc.’s (“Netflix”) and Warner Bros. Discovery, Inc.’s (“WBD”) current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Netflix and WBD, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, completing the separation of WBD’s Discovery Global business and Warner Bros. business, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of WBD’s and Netflix’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Netflix and WBD; (iii) Netflix’s and WBD’s ability to implement their business strategies; (iv) consumer viewing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Netflix, WBD or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Netflix’s or WBD’s business, including current plans and operations; (vii) the ability of Netflix or WBD to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of WBD’s common stock; (x) legislative, regulatory and economic developments affecting Netflix’s and WBD’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Netflix and WBD operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Netflix’s or WBD’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Netflix’s or WBD’s ability to pursue certain business opportunities or strategic transactions; and (xv) failure to receive the approval of the stockholders of WBD. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Netflix’s or WBD’s consolidated financial condition, results of operations or liquidity. Neither Netflix nor WBD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Netflix intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Netflix’s common stock to be issued in the proposed transaction and a proxy statement for WBD’s stockholders (the “Proxy Statement/Prospectus”), and WBD intends to file with the SEC the proxy statement. WBD also intends to file a registration statement for the newly formed subsidiary of WBD that will be spun off from WBD prior to the closing of the proposed transaction.

The definitive proxy statement (if and when available) will be mailed to stockholders of WBD. Each of Netflix and WBD may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Netflix or WBD may file with the SEC or mail to WBD’s stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF NETFLIX AND WBD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NETFLIX, WBD, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The documents filed by Netflix with the SEC also may be obtained free of charge at Netflix’s website at https://ir.netflix.net/home/default.aspx.

The documents filed by WBD with the SEC also may be obtained free of charge at WBD’s website at https://ir.wbd.com

PARTICIPANTS IN THE SOLICITATION

Netflix, WBD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WBD in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Netflix and WBD and other persons who may be deemed to be participants in the solicitation of stockholders of WBD in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC.

Information about WBD’s directors and executive officers is set forth in WBD’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 23, 2025, WBD’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC. Information about Netflix’s directors and executive officers is set forth in Netflix’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 17, 2025, and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.